Exhibit 99

Letter to Shareholders

When late-season, named storms start with letters deep into the alphabet, there’s a good chance it’s been an eventful year for the auto insurance industry; and it was, with the trump card as the finale — Sandy.

Named storms capture headlines, but damage from hail, an exposed vehicle’s worst nightmare, and other wind, flood, and fire events were all at remarkable levels for 2012, and collectively our highest ever number of claims from catastrophes - quite a statement considering the trifecta of Rita, Wilma, and Katrina in 2005. These types of events are ever present reminders that serve to reinforce our raison d’être and the value we are uniquely positioned to provide our customers at such times. So often we find ourselves acting on behalf of our customers and their liability interests, but in these events, fault is rarely the issue, and we get to deal with our customers directly and devote our full attention to getting them back on a path to normalcy. During 2012, we responded to 28 separately declared catastrophes, asking close to 1,300 of our people to stop doing what they had otherwise planned, reassign their work, and immediately travel to the scene of the damage to help our customers alongside our core catastrophe response team. While most measures are relative, and matter most to those in direct management of the situation, to help the reader with an order of magnitude, it’s reasonable to suggest we dedicated close to half a million hours in 2012 helping our customers who experienced the unexpected.

Often the logistics of response are challenging - gas, Internet, and hotels, among many things, just don’t work the way we have come to expect, but the gratitude of customers, often with many more issues yet to resolve, provides a sobering perspective. We resolved 94% of all our Sandy related claims before year end and will not be deep into 2013 before completion. Speed is essential and, balanced with good process and economic consideration, highly valued by customers, who once again rewarded us with extremely high Net Promoter® scores (NPS) post our catastrophe responses. This is our time to count and the satisfaction of customers is a clear indication of whether we’re meeting or exceeding their expectations and earning their intention to stay.

Performance is our consumer product; performing well while growing and meeting our economic objectives is our challenge. I reported last year that we straddled a new high of $15 billion with written premiums just over and earned just under. This year I can report both written and earned premiums cleared $16 billion. At a growth rate of 8%, our gain in written premiums did not reach the heights of the 2002-2004 period, but our 2012 growth in written premiums of $1.23 billion pleasingly topped all others. (Industry observers will note that CAGR for auto insurance for the last five years rounds to zero, while the prior five is closer to 5%*). Growth without requisite profitability in our business generally does not lead anywhere good and we had our work cut out for us in 2012 to meet or exceed our very clear profitability expectation of a 96 combined ratio or better, most notably in the closing months courtesy of our aforementioned friend Sandy, but we did so ending the year at a combined ratio of 95.6.

*	Compound annual growth rate (CAGR) was computed using data from A.M. Best Company, Inc.

Never becoming comfortable is a critical part of who we are, but if “the take home report card for the year” is growth of 8%, a 95.6 combined ratio, and a total return for the portfolio of 6.8%, we might be permitted a moment to say OK - not bad, and then get back at it with renewed enthusiasm.

Underwriting profitability is the necessary condition to drive all else at Progressive. In 2012, our post tax underwriting profit was $461 million, less than last year, and also with less assistance from favorable prior year development, but clearly consistent with our self-imposed objectives. Our post tax recurring contribution primarily from investments, less interest expense, was a further $441 million, for a total net income of $902 million, or $1.48 per share. That said, notwithstanding some very impressive results on the investment front in 2012, some yet unrealized, the current investment climate is not one that favors strong interest-rate-based returns and a valid strategic question could be to challenge the expected ratio of income from underwriting versus investments, or more simply put: is our 96 combined ratio objective the optimal calibration at this time?

Our Business Model

For us a 96 combined ratio is not a “solve for” variable in our business model equation, but rather a constant that provides direction to each and every product and marketing decision and a cultural tipping point that ensures zero ambiguity as to how to act in certain situations. Set at a level, we believe, creates a fair balance between attractive profitability and consumer competitiveness, it’s deeply ingrained and central to our culture, and for me a primary reason our underwriting performance has consistently matched or exceeded any in the industry.

With clarity as to our business constant, we seek to maximize all other important variables and support with appropriate axioms:

Grow as fast as we can subject to our ability to provide high-quality service. Our preferred measure of growth is in customers, best measured by policies in force. Other factors affect aggregate written premium growth, including rate level adjustments, geographic mix of policies, and policy-type distributions, but premium growth is a reasonable proxy and most generally used in market share determination. Market share moves more slowly than I might like, but over reasonable time periods ours has been impressive.

Extend policy life expectancy. Our preference is for the flexibility of shorter policy periods, highlighting however, the importance of retaining customers at policy renewal. Our work is fully inclusive of all points throughout a customer’s tenure and is a never-ending focus, tailored for every customer segment. Our use of Net Promoter scoring provides for a much more dynamic, but highly correlated, measure of policy life expectancy and is an internally acceptable proxy for our ultimate goal of extended life expectancy. Necessary rate increases, many taken in 2012, work against improving either measure; whereas, extraordinary claims response serves to enhance both. Progress sometimes can feel like two steps forward and one step back, but that’s our challenge to accept. Becoming a “destination” insurance company for customers has been a major transformation in the last decade and much work remains, but equally much has been accomplished.

The operations summaries included in this report for Personal Lines and Commercial Auto provide more commentary on our numerous activities to maximize these business drivers and Figure 1 provides them in tabular form for 2012 and over time.

Figure 1

	1-Year	3-Year	5-Year
Policies in Force
Personal lines	3.7%	5.2%	4.7%
Commercial auto	2.1%	0.4%	(0.7)%

Policy Life Expectancy
Personal auto	(0.6)%	2.1%	3.7%
Commercial auto	0.3%	6.3%	10.7%

Clarity as to our objective means other elements of the business model must be appropriately designed to strongly support, but not necessarily amplify, the risk of maximizing all things at the same time. Our articulation of our most critical investment objective is a good example:

Invest in a manner that does not constrain our ability to underwrite all the profitable insurance available to us at an efficient premiums-to-surplus leverage. We often refer to underwriting capacity as the protected asset and for us it is a clear determination of where the risk of leverage is best allocated. We have every reason to be proud of our investment performance, but relative comparisons often lack similar context or constraints on liquidity and risk.

The importance of net income, earnings per share, and return on equity is never lost on us, but we view achieving strong, long-term performance of these measures as stemming from our consistent focus on the primary elements of our business model.

A Snapshot of 2012

The “closing speed” with which I characterized the end of 2011 in fact did carry over into 2012 and volume was strong in the early part of the year. Unseasonably warm weather in much of the country suppressed winter automobile claim frequency, while at the same time advanced the motorcycle riding (and accident) season. Concurrently, we started to see claim severity increase faster than recent history – a combination I labeled as “dangerous.” By mid-year we had our answer and results had shown that the frequency change was not sustained but severity increases were. Our underwriting results had slipped to a “disappointing” quarterly result of 97.6 and thus our rate revision infrastructure was in full response mode. My more encouraging headline for the third quarter was “While better never to fumble, the next best thing is a recovery.” With the benefit of hindsight, our reaction time to the changing environment was too slow. That said, our reaction was well executed, leading to a marginally better than 96 third quarter, which was sustained and improved on, in part with seasonality of special lines products, with a 94.6 combined ratio in the fourth. Any attempt to simplify the combination of multiple products over 51 U.S. regulatory jurisdictions and two distinct distributions, is just that, a simplification, but the flavor of the year for the most part is captured in the fast start, corrective action, and fine tuning game plan outlined above.

Needless to say, momentum in new applications, policy life expectancy, and NPS all paralleled the rating track and often gains from the early part of the year were tempered and/or offset in the latter. We reduced our advertising spend in the second half of the year, ending on a full-year basis, for media and creative development, only slightly ahead of last year. We are more than willing to spend any amount on advertising we feel is supported by our yield expectations, but only when rate level is expected to match our profitability targets. Happily as we end 2012 and enter 2013, we see no reason to adjust our spending based on rate level. We do however appreciate that market competitiveness is a function of the actions of others and our conversion rates are something we watch very closely and, in many cases, we have not yet seen them return to early 2012 levels.

While advertising levels may have been down, we believe the messages were strong.

Snapshot® , our usage-based insurance program, continues to be the most exciting breakthrough in rating in my career and more than deserved the considerable attention devoted to it in this letter last year.

The annual premium of customers accepting the Snapshot challenge to improve their insurance rates based on their personal driving signature - something I’ve characterized as the “statistics of one” - now tops a billion dollars. Every bit as valuable is the data collected that allows for constant refinement and improvement. Last year we commented that our cumulative miles of Snapshot driving experience was equivalent to multiple round trips to Mars; 2012 added a few more.

Another year confirmed, in no uncertain terms, that observed and measured driving behavior is an extraordinarily powerful basis for matching a rate with the risk presented. As such, we are way past the concept test. However, fully integrating with our existing product infrastructure, a process more detailed than suited for description in this letter, will be a challenge for some time to come and one we have fully embraced.

An inescapable reality of our business today is the massive amounts of data available for collection and analysis, perhaps highlighted by our Snapshot program but matched on other fronts, such as determining the effectiveness of online advertising served at staggering rates in different combinations on incredibly large numbers of websites. An initiative, which by designation of our internal funding mechanism gets special oversight (loosely translated that means me), is in place to ensure that our skills and techniques in data acquisition, storage, and analysis are advancing consistent with the emerging science and field of “Big Data” capabilities, thus ensuring our ongoing ability to do what we do best.

2012 saw the awarding of our fourth, fifth, and sixth patents on usage-based insurance and while exclusivity has its place, we see many benefits to ourselves, consumers, and regulators to license our patents in the future to the broader industry for a fee, which we believe should be attractive to both parties. Pleasingly, consumer surveys report a 57% awareness of Snapshot, and an even more pleasing 82% attribution to Progressive. I would generally bet against consumers caring a great deal about insurance rating details, notwithstanding our advertising, but Snapshot seems to resonate with them as simply making sense. If we had any setbacks in 2012 for Snapshot, it would be that our free Snapshot challenge, “Test Drive,” where consumers could participate and benefit themselves with the information without changing their current insurance and evaluate their options later, did not meet our expectations. In 2013, we will determine if it was our expectations or our messaging clarity that was off-base. Warning – New Snapshot Marketing Ahead.

Survival without a smartphone or similar device seems at times a hardship disproportionate to the time we have actually had them. Be that as it may, the breadth of transactions, services, and data retrieval available is only going in one direction. In 2012, we successfully built on our early work on mobile applications and services, overcoming prior limitations such as single vehicle quoting, to make the functionality of mobile devices more closely approximate the desktop capabilities of agents or websites and, where possible, to extend and exceed prior capabilities.

Our agents tested tablet versions of their primary interface with us and while broader use will take time, we, and they, see significant opportunities in the flexibility provided.

More and more of our direct quoting activity was from mobile devices, and now represents a meaningful transfer of what were once web-based transactions. Similarly, self-service and payment transactions have all materially increased year-over-year. In a relatively short time, our focus on mobile has gone from new and high potential to mainstream and we’re very pleased with our market positioning, in-place capabilities, and commitment to early development.

Our third notable multi-year initiative is Progressive Home Advantage®. To aspire to policy life expectancies far in excess of our current experience rests in part on having products and services available to meet consumer needs at any stage of their insurable life. Access to home and renters insurance is essential. Our brand has become compelling enough for our customers, that when their needs change they look to us to fulfill them. A significant percentage of our placed home and renters coverage comes from current relationships. Equally, more and more customers are starting their relationship with us with multiple products and the depth of offerings we have available is an important consideration in meeting their needs.

We’ve been very happy with the options available for those of our customers choosing to deal with us directly, but struggled in the early years of the initiative to find a combination of home insurance to match our auto and special lines products that suited the needs of our agents and their customers. Our relationship with American Strategic Insurance (ASI) and their home insurance offering has gone a long way to resolving that void, and, in 2012, we took a significant step to cement our already strong relationship by acquiring a non-controlling interest in the company. While the investment is important, this is much more a statement of their, and our, commitment to bringing independent agents a well-integrated home and auto offering from providers they respect in their product fields with features only possible in such a relationship. Independent agents over-index in their share of bundled home and auto offerings and it’s often the need for that combination of products that influences the consumer to choose an agent. The ASI offering is not available to agents in all states, but that number has been steadily increasing.

The percent of our customers who are multi-product customers today is in the low teens, something we’re quite proud of given our starting position, but clearly recognize the potential. Whether those multi-products are some combination of Progressive’s auto, commercial auto, motorcycle, RV, or boat, or the home or renters product of a business partner, these are the customers that are viewing Progressive as their insurance destination.

Insurance operations for 2012 were very solid and singling out a couple of highlights leaves many more important contributions unheralded, at least in this letter.

Claims in the Spotlight

Our claims organization, in addition to responding to catastrophes, continued a long streak of extraordinary results in claim resolution quality and making it even more notable this year they did so notching our lowest ever run rate of loss adjustment expense. While an attractive combination, it would be completely unacceptable if declines in employee or customer satisfaction were the balancing items – and without doubt they were not. Our relentless focus on improving process efficiency and the customer experience is now realizing what is sometimes the illusive IRR of long-term efforts; and we’re not done yet. The spotlight has been, in part, directed on the delivery of our concierge level of claims service, at our 54 service centers, to see what stones have been left unturned that might yet take usage, of what all parties agree is our best customer option, to even higher levels. Early work suggests that manageable changes for us to be even more responsive to customer time preferences may move the needle to very exciting levels. More to follow…

Over the next few years, we will provide more of our ever expanding customer population the service center option with the addition of several new facilities, each co-located with full function community claims offices.

Brand and Marketing

Accepting our role as a participant, it would still have been hard to imagine just a few years ago the ubiquity and awareness auto insurance advertising has achieved. Media and advertising options are ever expanding and often dilutive of the cost effective consumer communication we all seek. Reaching people when and how they want to be reached, and doing so from the wide range of involvement options, is making the allocation of dollars spent a science now highly comparable to our indemnity science of segmentation. This, along with our quantitative research on consumer insights and advertising effectiveness, are welcome extensions of our core skills and we have comfortably leveraged our capabilities into what we believe are high performing results.

Our central campaign, usually set in our insurance superstore, starring “Flo” had a great 2012. We continued challenging the creative boundaries, taking her out-of-store occasionally, searching to find that elusive balance between the benefits of a highly recognizable campaign while keeping content fresh and engaging. Among our many measures, the one suggesting Flo’s already strong appeal increased during the year is perhaps the most rewarding to the efforts of so many. She continues to be highly imitated by costumed look-a-likes and this year walked-off with a boatload of recognition awards, including Advertising Age’s addition of her to their “Top Ten Female Ad Icons of All Time” - who knew, Flo and Rosie the Riveter together.

Our plans for 2013 are every bit as ambitious and we’ll keep pushing the boundaries to ensure our creative efforts maximize every dollar spent and even more importantly communicate a clear consumer mindset about who we are as a company and what you should expect as a customer.

Investments and Capital Management

Most readers can remember times when a 6.8% total return, for us, nearly $700 million post tax, on a heavily weighted fixed-income portfolio, would not be particularly notable; in 2012 it deserves that recognition. Very significant appreciation from our holdings of preferred stocks, many of which were the focus of significant mark-to-market reductions in “crisis” years, helped fuel our overall strong fixed-income returns, along with attractive results from our common stocks; a healthy reminder of the value of an investment, capital, and reporting philosophy that focuses on total return over a reasonable time frame and never places us in a position of forced disposition at market lows before the quality we saw in our asset selection can distinguish itself from more global market forces.

Our recurring interest income is frustratingly low at a pretax book yield now just under 3%, but we remain confident that our preference for shorter duration during times of extremely low interest rates is our best positioning to achieve our investment objectives.

During the year, we realized more than $300 million in gains leaving a little over $1.3 billion unrealized at year end – a 2012 increase of $277 million. We publish monthly both net and comprehensive income measures of earnings per share and trailing 12-month return on equity, internally preferring the comprehensive measures as the best all-in assessment, and were pleased with the 23% year-over-year increase in comprehensive EPS to $1.78 and the comprehensive ROE of 17.4%.

We spend significant time and effort modeling our capital requirements and sizing what we call “layers of capital” to satisfy regulatory requirements and any contingencies we can envision for our business. Capital in excess of these layers is available for share repurchases, acquisitions, and shareholder dividends. For 2012, we had some of each. Reflecting our clear philosophy regarding capital above our needs over a reasonable planning horizon, we returned about $600 million as a $1 per share dividend paid in November and further declared a variable dividend in

December contingent on final gainshare and underwriting profit numbers for the year that amounted to $172 million, or just over $0.28 per share. Our capital actions fell more to dividends in 2012, with share repurchases totaling around $174 million for 8.6 million shares. Acquisition was a very minor use of capital and represents the purchase of the equity position in ASI referenced earlier.

We enter 2013 with a strong and well-structured capital position, rate levels that we believe are well suited to achieve our underwriting objectives, exceptionally solid insurance operations, and an investment portfolio positioned to support our objectives. An improved investment environment with interest rates that more comfortably match our longer-term income expectations would be perfect, but, by design, in any given period, we are not dependent on it.

Our People and Culture

Each year writing this valediction becomes a time of some reflection, and recognition of the complexities of a human system designed to consistently produce extraordinary customer experiences and economic results. Catastrophe response, where I started this letter, is simply one visible part of the iceberg with so much more embedded in the pride and passion of all Progressive people committed to what they are doing and the customers we serve.

It’s with this in mind that our first priority must always be to continuously refine our work environment to one where we’re all motivated to do our best work, where we can grow constantly, and that others will want to join. Our people, culture, and aspiration to be “Consumers’ #1 Choice for Auto Insurance” are what make us - Progressive.

To the people of Progressive, our agents and brokers, customers, and shareholders:

Thanks for all you do to make Progressive, progressive.

/s/ Glenn M. Renwick

Glenn M. Renwick

President and Chief Executive Officer